SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 48)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  July 27, 2005
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
                     -----------------------------------------------------------

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(4)    Source of Funds (See Instructions)
                                          --------------------------------------

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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
       2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

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-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power      1,300,000***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 4,783,900**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   15.28 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.
** Includes shares owned by National Amusements, Inc.
*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    11.12%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 48 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.12%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of May 9, 2005).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 1,300,000 Common Shares, or approximately 4.15%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 4,783,900 Common Shares, or approximately 15.28%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 9, 2005).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.



Item 6. Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer


    	   Item 6 is hereby amended and supplemented as follows:

           On August 24, 1995, Mr. Sumner Redstone and National Amusements entered into a Voting Proxy Agreement relating to any and all shares of common stock of the Issuer (the "Agreement"). The Voting Proxy Agreement was reported on Amendment No. 19 to Schedule 13D. On July 27, 2005, an Amendment, to the Agreement was signed by and between Messrs. Sumner M. Redstone, Neil D. Nicastro,National Amusements,Inc. and WMS Industries Inc. extending the term of the Agreement until August 24, 2010. The Amendment is effective as of July 20, 2005. A copy of the Amendment is annexed hereto as Exhibit 2.



Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.


Exhibit 2

Amendment to Voting Proxy Agreement by and between Messrs. Sumner M. Redstone, Neil D. Nicastro, National Amusements, Inc. and WMS Industries, Inc. is attached hereto as Exhibit 2.

                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     August 2, 2005                       /s/ Sumner M. Redstone
                                          -------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                           National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer





				EXHIBIT 1
				---------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 30th day of July, 2002.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer

                           By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually




				EXHIBIT 2
				---------

				AMENDMENT TO
			VOTING PROXY  AGREEMENT

This AMENDMENT TO VOTING PROXY AGREEMENT (this "Amendment") is entered into as of this 20th day of July, 2005 ("Effective Date") and amends the Voting Proxy Agreement executed on August 25, 1995 by and between Sumner M. Redstone, an individual ("Redstone"), National Amusements, Inc., a Maryland corporation ("NAI" and collectively with Redstone, the "Shareholders"), WMS Industries Inc., a Delaware corporation (the "Company"), and Louis J. Nicastro and Neil D. Nicastro, individuals, as amended by that certain First Amendment to Voting Proxy Agreement dated as of October 23, 2002 by and among the Company, the Shareholders, Louis J. Nicastro and Neil D. Nicastro (the "Agreement").

				RECITALS

A.  The Agreement will expire in accordance with its terms on August 24, 2005.

B.  The parties wish to amend and extend the Agreement.

				AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the parties agree as follows:

1.	TERM.  Section 2.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

        "Unless sooner terminated as provided in paragraphs 2.3 through 2.5 hereof, this Agreement shall continue in force until midnight, central
        time, on August 24, 2010 (hereinafter the "Voting Proxy Term").   The
        parties may agree to further extend this Agreement at any time prior to expiration of the Voting Proxy Term."

2.	NOTICES.    Section 6.12 of the Agreement is hereby deleted in its
        entirety and replaced with the following:

        "All notices or communications hereunder shall be in writing and sent to the following addresses or at such other addresses as the parties may designate from time to time:

        If to the Shareholders:                 Sumner M. Redstone
                                                c/o National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA 02026
                                                Facsimile: 781 461-1412
                                                Attn: Tilly Berman

                                                National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA 02026
                                                Facsimile: 781 461-1412
                                                Attn: General Counsel

         If to the Company:	                WMS Industries Inc.
                                                800 South Northpoint Blvd.
                                                Waukegan, Illinois 60085
                                                Facsimile: 847-785-3901
                                                ATTN: General Counsel and
                                                Secretary

         If to Neil D. Nicastro:                Neil D. Nicastro
                                                c/o WMS Industries Inc.
                                                800 South Northpoint Blvd.
                                                Waukegan, Illinois 60085
                                                Facsimile: 847-785-3787


         If to Nevada Board Chairman:	        Dennis K. Neilander, Chairman
                                                State Gaming Control Board
                                                1919 E. College Parkway
                                                Carson City, NV  89706
                                                Facsimile: 775-687-5817

3.	CONSTRUCTION. Capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement. If any conflict arises between the terms of this Amendment and the terms of the Agreement, this Amendment shall control. Except as otherwise provided in this Amendment, the terms of the Agreement shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which shall constitute an original.


IN WITNESS WHEREOF, the Parties hereto have signed this Amendment as of the day and year first above written.

/s/ Sumner M. Redstone                            /s/ Neil D. Nicastro
-----------------------	                          ---------------------
Sumner Redstone	                                  Neil D. Nicastro


National Amusements, Inc.                         WMS Industries Inc.,
a Maryland corporation                            a Delaware corporation

By: /s/ Richard J. Sherman                        By: /s/ Brian D. Gamache
---------------------------                       ------------------------
Print name:  Richard J. Sherman                   Print name: Brian D. Gamache
Title:       Vice President and                   Title:   President and Chief
             Assistant Secretary                           Executive Officer